Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax
April 14, 2009	William R. Kolb, Esq. 617 832 1209 direct wkolb@foleyhoag.com

Song P. Brandon, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Galaxy Nutritional Foods, Inc.

Schedule TO-T/A Filed on March 11, and 17, 2009

Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital

and Galaxy Partners, L.L.C.

File No. 005-39072

Schedule 13E-3/A Filed March 11, 2009

Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital

and Galaxy Partners, L.L.C.

File No. 005-39072

Dear Ms. Brandon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated March 25, 2009 (the “Letter”), relating to the filings made by Andromeda Acquisition Corp. (“AAC”), MW1 LLC (“MW1”), Mill Road Capital, L.P. (“Mill Road”) and Galaxy Partners, L.L.C. (“Galaxy Partners”) indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter.

Joint Schedule TO-T/A and Schedule 13E-3/A

1. SEC Comment: We note your response to comment 5 and reissue the comment. We continue to believe that each of the entities and individuals referenced in our prior comment 5 may be considered filing persons for purposes of the Rule 13e-3. For example, we note the sole general partner of Mill Road is MRCGP, which is in turn controlled by three individuals. We also understand based on your disclosure in Schedule IV that these three individuals beneficially own approximately 51% of Galaxy Nutritional shares. With respect to the individuals controlling Galaxy Partners, we note in particular that Timothy S. Krieger,

Song P. Brandon, Esq.

April 14, 2009

a current board member of Galaxy Nutritional as disclosed in Schedule IV “has the sole voting authority” over all of the shares of Galaxy Nutritional held by Galaxy Partners. Please provide us with an analysis as to why you do not believe each entity or individual referenced above should not be identified as a filing person in the Schedule 13E-3. In your analysis, please discuss how much beneficial ownership each entity or person has in Galaxy Nutritional and will have after the going private transaction, whether any of the individuals referenced above will occupy any board or senior management positions with Galaxy Nutritional after the going private transaction, and whether any of the entities or individuals will otherwise be in a position to “control” (within the meaning of Rule 12b-2) Galaxy Nutritional after the going private transaction either indirectly or directly through the ownership of voting securities, contract or otherwise.

1. Response: As noted in our response to prior comment 5 contained in the Staff’s letter dated March 3, 2009, we believe that a look-through to Mill Road Capital GP LLC, the sole general partner of Mill Road (“MRCGP”), the three individuals identified on Schedule II to the Offer to Purchase as controlling MRCGP (the “Mill Road Persons”), and the members of Galaxy Partners as set forth in Schedule III to the Offer to Purchase, including Timothy Krieger, is not necessary because Mill Road and Galaxy Partners, who will be the controlling equity owners of MW1 at the time of the purchase of shares pursuant to the tender offer, are parent entities rather than mere acquisition vehicles in the going private transaction and are filing persons for purposes of the Schedule 13E-3. Notwithstanding that MRCGP and the Mill Road Persons may be deemed to have beneficial ownership of the 13,811,120 shares of common stock of Galaxy Nutritional Foods, Inc. (the “Company”) owned by Galaxy Partners, no such person had sole or shared voting power nor sole or shared dispositive power, as of the commencement of the tender offer, with respect to such shares.

With respect to MRCGP, the Mill Road Persons, and the members of Galaxy Partners, including Timothy Krieger, we believe that treating such persons as filing persons for purposes of Rule 13e-3 would not add to the total mix of information available to the Company’s security holders and therefore provide no additional assistance to security holders in making a decision whether or not to tender shares in the tender offer. We respectfully submit that the required substantive disclosure regarding the purposes and effects of the going private transaction, plans for the Company, reasonable belief as to the fairness or unfairness of the transaction, etc., has already been communicated to the Company’s unaffiliated security holders, as the disclosures with respect to such persons would essentially be the same as the existing disclosures with respect to AAC, MW1, Mill Road and Galaxy Partners. Treating MRCGP, the Mill Road Persons, and the members of Galaxy Partners as filing persons for purposes of Rule 13e-3 would potentially result in 11 separate Schedule 13E-3 filings with no discernable benefit to the Company’s unaffiliated security holders.

2. SEC Comment: Our comment 5 also sought for you to consider whether any executive officers and directors of Galaxy Nutritional who will continue to hold positions with Galaxy Nutritional after the going private transactions are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the

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April 14, 2009

Schedule 13E-3. It does not appear you have provided a response with respect to that aspect of our comment 5. Please provide us with analysis as to why such executive officers and directors should not be identified as a filing person in the Schedule 13E-3. In your analysis, please discuss how many shares, if any, such individuals will hold in the company after the going private transaction and whether such individuals will continue to hold management positions with the company. For example, we are aware of three individuals who are members of Galaxy Partners also serve as current board members of Galaxy Nutritional. Will they continue to occupy such positions after the going private transaction? In your analysis, please also discuss why that consideration should not be relevant in determining whether such individuals should be considered filing persons for purposes of Rule 13e-3.

2. Response: Other than one member of Galaxy Partners who will continue to serve as a director of the Company after the going private transaction (the analysis with respect to whom is contained in our response to comment 1 above), none of the current members of the Company’s board of directors are expected to continue to hold positions with the Company after the going private transaction. With respect to executive officers of the Company who may continue to hold positions with the Company after the going private transaction, we believe that such persons should not be identified as filing persons in the Schedule 13E-3 for the following reasons. Such persons were not approached by Mill Road or Galaxy Partners prior to the tender offer regarding continuing with the Company after the transaction, there is no arrangement with such persons regarding continuing with the Company after the transaction, the tender offer is not conditioned upon any such person continuing with the Company after the transaction, such persons were not involved with the planning or execution of the tender offer, and in all respect such persons will be subject to the oversight and control of Mill Road, Galaxy Partners and MW1 following the transaction. In short, such persons were not, and are not, part of the group effecting the going private transaction and will not be in a control position with respect to the Company following the going private transaction. Indeed, other than Rick Antonelli, the identity of management of the Company following the going private transaction has not yet been determined.

Exhibit (a)(1)(A): Offer Document

General

3. SEC Comment: We note your response to comment 8 and your supplemental response that shareholders “have been informed as to the expectation that the 90% minimum condition will be waived if the 66.7% threshold has been achieved.” (Emphasis Added). In that regard, we note your disclosure contained in the press release dated March 17, 2008 that combined with the shares you already own, the shares validly tendered or owned total just under 80% of Galaxy Nutritional’s outstanding common stock as of February 10, 2009. Do you expect to waive your minimum offer condition now that the 66.7% amount has been met, and if so when do you expect to do so? If you do not waive the minimum offer condition despite having reached the 66.7% amount, please provide additional disclosure in your document stating to that effect.

Song P. Brandon, Esq.

April 14, 2009

3. Response: In response to the Staff’s comment, AAC, MW1, Mill Road and Galaxy Partners are waiving the 90% minimum condition. Information regarding this material change has been disseminated to security holders, and the offer period has been extended so that at least five business days remain in the offering period after April 14, 2009, the date this material change was first disseminated to security holders.

4. SEC Comment: We also note your supplemental response indicating that a waiver of the 90% minimum offer condition would not constitute a material change to the information previously provided to shareholders and therefore, there would be no need to extend the offer. In particular, your point out that shareholders “have been informed as to the expectation that the 90% minimum condition will be waived” if the 66.7% threshold has been reached. (Emphasis Added). We disagree, and reissue the comment. Waiving an offer condition materially changes the terms of the tender offer in contrast to reserving the right to waive a condition or disclosing that you intend to waive a condition. Please confirm to us that you will extend the offer period if you determine to waive the minimum offer condition so that at least five business days remain in the offering period after the date a material change is first disseminated. See, for example, Exchange Act Release No. 58597 (September 19, 2008) (explaining that waiving or reducing the minimum tender condition constitutes a material change).

4. Response: AAC, MW1, Mill Road and Galaxy Partners confirm that, in connection with the waiver of the 90% minimum condition, they have extended the offer period so that at least five business days remain in the offering period after April 14, 2009, the date this material change was first disseminated to security holders.

Information Concerning the Company, page 24

5. SEC Comment: We note your response to comment 13 and your revised disclosure that “the ratio of earnings to fixed charges is not applicable because the Company has no indebtedness, debt securities or preference equity securities.” It appears that you are relying on Item 503(d) of Regulation S-K. Please note that Item 503(d) is inapplicable to your obligation under Item 1010(c)(4), and the ratio of earnings to fixed charges should only be computed “in a manner consistent with” Item 503(d) of Regulation S-K. Please revise your disclosure to provide the ratio to earnings to fixed charges calculation.

5. Response: In response to the Staff’s comment, we have revised Section 8 of the Offer to Purchase, entitled “The Offer—Information Concerning the Company,” to provide the ratio to earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

Background of the Offer; Contacts with the Company, page 27

6. SEC Comment: We note your response to comment 19 and your supplemental response indicating that no Schedule 13E-3 filing was made in connection with Galaxy Partners’ acquisition of the 51% interest in Galaxy Nutritional in November 2008 because Galaxy Nutritional had been contemplating a reverse stock split prior to acquisition. It is

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April 14, 2009

unclear to us why Galaxy Nutritional’s contemplation of a reverse stock split would factor against Galaxy Partner’s consideration of the applicability of Rule 13e-3 in connection its acquisition of the 51% interest in Galaxy Nutritional. Please advise us why you believe Galaxy Partners was not required to file a Schedule 13E-3 at the time it made the acquisition.

6. Response: At the time Galaxy Partners acquired its 51% interest in the Company in November 2008, Galaxy Partners had no definitive plans to engage in a going private transaction. Galaxy Partners’ acquisition of a controlling interest in the Company did not have a purpose of producing a going private effect nor did Galaxy Partners believe it was reasonably likely to produce such an effect. To the contrary, Galaxy Partners and its counsel engaged in multiple discussions (both before and after Galaxy Partners acquired its 51% interest) regarding the advantages of controlling a public company and using the public company to actively acquire non-public entities, with a view to increasing the public market capitalization of the Company, and the advantages of using a publicly traded stock as acquisition currency. In addition, Galaxy Partners had no contact and no relationship with Mill Road at the time it acquired its 51% interest in November 2008, nor did Galaxy Partners have any knowledge that Mill Road had previously been in discussions with the Company regarding a possible acquisition. Nonetheless, aware that the Company had previously considered a reverse stock split, Galaxy Partners desired to understand and appreciate the advantages and disadvantages associated with such a transaction. Accordingly, a representative of Galaxy Partners requested that Board members who were not in any way affiliated with Galaxy Partners review the matter. Galaxy Partners does not believe that the request for an independent, special committee of the Company’s Board of Directors to evaluate a reverse stock split is an indication that its prior acquisition of a 51% interest in the Company, in this context, was the first step in a going-private transaction.

Mill Road, page 29

7. SEC Comment: We note your response to comment 24 and your revised disclosure on page 29 where you state that “[f]rom the time of its initial non-binding offer range of $0.80 to $1.10 per Share in July 2007 to its October 2007 of $0.69 per Share, Mill Road became concerned about a number of items discovered during the due diligence process related to the operations of the Company’s business.” Please expand your discussion to disclose specifically what those concerns entailed.

7. Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to disclose specifically the items discovered during the due diligence process about which Mill Road became concerned, resulting in Mill Road reducing its initial non-binding offer range of $0.80 to $1.10 per share in July 2007 to $0.69 per share in October 2007.

Song P. Brandon, Esq.

April 14, 2009

Certain Conditions of the Offer, page 32

8. SEC Comment: We note your response to comment 30 and reissue the comment. We continue to believe that your offer condition permitting the offerors to terminate the offering if a “mutually acceptable limited liability company operating agreement for MW1” is not entered into by the offer expiration date is a condition that appears to be within the exclusive control of the offerors. Therefore, we review that offer condition as impermissibly rendering the offer illusory in possible contravention of Section 14(e). Please revise your disclosure accordingly.

8. Response: In response to the Staff’s comment, AAC, MW1, Mill Road and Galaxy Partners are waiving the condition regarding entry into a mutually acceptable limited liability company operating agreement for MW1. Information regarding the waiver of this condition has been disseminated to security holders, and the offer period has been extended so that at least five business days remain in the offering period after April 14, 2009, the date information regarding the waiver of this condition was first disseminated to security holders.

9. SEC Comment: We note your response to comment 31 and reissue the comment. Your definition of “Management” as defined on page 9 suggests such members will serve in such positions after the consummation of the tender offer. For example, we note the following language: “as soon as possible following consummation of the Offer, [you] intend to employ Rick Antonelli and Steve Townsend as officers of the Company (“Management”)…” (Emphasis Added). In that regard, it is unclear to how the condition set forth in (ii) of this section in the first full paragraph will be satisfied prior to the expiration date of this tender offer. More specifically, if members of Management will not be serving in such positions until after the consummation of the offer, how will members of Management be able to enter into “a mutually acceptable limited liability operating agreement for MW1” with Galaxy Partners and Mill Road prior to the expiration of the offer date.

9. Response: We respectfully refer the Staff to our above response to comment 8, in which we indicate the waiver of the condition regarding entry into a mutually acceptable limited liability company operating agreement for MW1. In response to the Staff’s comment, we have revised Section 1 of the Offer to Purchase, entitled “Special Factors—Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” Section 12 of the Offer to Purchase, entitled “The Offer—Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement,” Section 13 of the Offer to Purchase, entitled “Source and Amount of Funds,” and Section 15 of the Offer to Purchase, entitled “Certain Conditions of the Offer,” to clarify that this condition was intended to require only those individuals identified prior to the expiration date of the tender offer as future members of “Management” (and not yet-to-be-determined members of Management serving after the consummation of the tender offer) to enter into the limited liability company operating agreement for MW1 in their personal capacities.

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Song P. Brandon, Esq.

April 14, 2009

We are filing herewith Amendment No. 4 to the joint Schedule TO-T/13E-3 filed with the SEC on February 13, 2009, as amended by Amendment No. 1 filed with the SEC on March 11, 2009, Amendment No. 2 filed with the SEC on March 17, 2009 and Amendment No. 3 filed with the SEC on March 31, 2009. We will send to you separately via overnight courier or facsimile, for your convenience, a copy of the amended Offer to Purchase, marked to indicate the changes referred to herein.

Please do not hesitate to call me at (617) 832-1209 with any questions. Thank you for your assistance.

Sincerely,

/s/ William R. Kolb
William R. Kolb

WRK

cc:	Thomas E. Lynch

Justin Jacobs

Peter M. Rosenblum

Timothy Krieger